Filed Pursuant to Rule 433

Registration Statement No. 333-184717

Pricing Term Sheet

April 25, 2013

MICROSOFT CORPORATION

2.625% Notes due 2033

Issuer:	Microsoft Corporation

Title of Securities:	2.625% Notes due 2033 (the “Notes”)

Aggregate Principal Amount Offered:	€550,000,000

Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Price to Public (Issue Price):	99.478% of principal amount

Maturity Date:	May 2, 2033

Coupon (Interest Rate):	2.625% per annum

Benchmark:	5.500% Deutsche Bundesrepublik (DBR) due 2031

Benchmark Yield:	1.947%

Spread to Benchmark:	0.712%

Yield to Maturity:	2.659%

Mid-Swap Yield:	2.109%

Spread to Mid-Swap Yield:	0.550%

Interest Payment Dates:	Annually on May 2, beginning on May 2, 2014

Interest Payment Record Dates:	May 1 of each year

Optional Redemption:

At any time prior to February 2, 2033 at B+ 12.5 basis points

At any time on or after February 2, 2033, at a redemption price of 100% of the principal amount to be redeemed

Microsoft may, at its option, redeem the Notes upon the occurrence of certain events relating to U.S. taxation

Type of Offering:	SEC registered

Net Proceeds to Issuer (before underwriting discount):	€547,129,000

Net Proceeds to Issuer (after underwriting discount):	€543,691,500

Trade Date:	April 25, 2013

Settlement Date (T+5):	May 2, 2013

Book-Running Managers:	Merrill Lynch International The Royal Bank of Scotland plc Barclays Bank PLC Citigroup Global Markets Limited HSBC Bank plc Wells Fargo Securities International Limited

Senior Co-Managers:	BNP Paribas Credit Suisse Securities (Europe) Limited Société Générale U.S. Bancorp Investments, Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

Listing:	Global Exchange Market of the Irish Stock Exchange

Common Code/ISIN:	092288536 / XS0922885362

Additional Information:	Concurrently with this offering, the Issuer is offering additional U.S. dollar-denominated debt securities in one or more series in an aggregate principal amount not to exceed $2 billion.

Long-Term Debt Ratings:	Moody’s, Aaa (stable); S&P, AAA (stable)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch International toll free at1-800-294-1322 or The Royal Bank of Scotland plc toll free at 1-866-884-2071.